SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Hines Real Estate Investment Trust, Inc.
(Name of Subject Company (issuer))

REIT EXCHANGE FUND, INC.
(Names of Filing Person (offeror))

Common Stock
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)

Nathan D. Leight Spring Asset Management LLC 801 Arthur Godfrey Road Suite 300 Miami Beach, FL 33140 (305) 209-9898	Copy to: Thomas D. Balliett, Esq. Philip R. Weingold, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100

(Name, address, and telephone numbers of person
authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction	Amount of
Valuation(1)	Filing Fee(2)
$23,839,821.06	$3,251.75

(1)                                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the aggregate offering price of $500,000,000 multiplied by the subject company’s proportional, capitalization-weighted share of the offering as set forth in RXF’s Registration Statement on Form N-2, dated April 9, 2013.

(2)                                 The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                                Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $68,200
Form or Registration Number:  333-187821
Filing Party:  REIT Exchange Fund, Inc.
Date Filed:  April 9, 2013

☐                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on April 9, 2013, as amended on April 15, 2013 (as amended, the “Schedule TO”) and relates to the offer by REIT Exchange Fund, Inc. (“RXF”) to exchange shares of common stock in Hines Real Estate Investment Trust, Inc. (the “Shares”) for a fixed number of RXF’s common shares (“RXF Common Shares”), upon the terms and subject to the conditions set forth in the prospectus that forms part of the Registration Statement on Form N-2, dated April 24, 2013 (as it may be amended or supplemented from time to time, the “Prospectus”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Prospectus, the “Exchange Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(4)  and (a)(1)(A), respectively.

This amendment is being filed to announce commencement of  RXF’s Exchange Offer within the meaning of Regulation 14D.

The information in the Schedule TO is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 12.  Exhibits.

Exhibit No.

(a)(1)(A)                                                 Letter of Transmittal (including IRS Form W-9).

(a)(1)(E)                                              Summary Advertisement published in the Wall Street Journal on April 25, 2013.

(a)(4)                                                                  Preliminary Prospectus, dated April 24, 2013, filed as part of RXF’s Registration Statement on Form N-2 with the Securities and Exchange Commission (File No. 333-187821) incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 24, 2013

REIT Exchange Fund, Inc.

By:	/s/ Guy M. Barudin
Guy M. Barudin, Chief Operating Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(E)	Summary Advertisement published in the Wall Street Journal on April 25, 2013.

(a)(4)

Preliminary Prospectus, dated April 24, 2013, filed as part of RXF’s Registration Statement on Form N-2 with the Securities and Exchange Commission (File No. 333-187821) incorporated herein by reference.

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